UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 2)

ALLIED ESPORTS ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

01917019

(CUSIP Number)

Knighted Pastures LLC

1933 S. Broadway Suite 746

Los Angeles, CA 90007

Attention: Roy Choi

(213) 222-8589

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2021

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01917019	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Knighted Pastures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,945,889 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,945,889 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,945,889 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.75% (2)
14	TYPE OF REPORTING PERSON OO

(1) Includes 190,000 warrants to purchase Common Shares at $11.50 per share

(2) Percentage calculated based on 39,141,907 Common Shares issued and outstanding as of November 17, 2021, as reported in the Issuer’s Form 10-Q filed on November 22, 2021.

CUSIP No. 01917019	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Roy Choi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,046,889 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,046,889 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,046,889
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.00% (2)
14	TYPE OF REPORTING PERSON IN

(1) Consists of 6,755,889 Common Shares and 190,000 warrants to purchase Common Shares at $11.50 per share owned by Knighted Pastures LLC, and 101,000 Common Shares owned by Roy Choi.

(2) Percentage calculated based on 39,141,907 Common Shares issued and outstanding as of November 17, 2021, as reported in the Issuer’s Form 10-Q filed on November 22, 2021.

CUSIP No. 01917019	13D	Page 4 of 5 Pages

AMENDMENT NO.2 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Shares of the Issuer on January 29, 2021 and Amendment No. 1 thereto filed on December 13, 2021 (as amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 5.	Interest in Securities of the Issuer.

The following paragraphs of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) – (b) The information requested by these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 2 to Schedule 13D.

(c) During the past sixty days, the following transactions were effected by the Reporting Persons:

Knighted Pastures LLC acquired 64,464 Common Shares on November 1, 2021 at a weighted average price of $1.83 per share. These shares were purchased in multiple transactions at prices ranging from $1.64 to $1.90, inclusive.

Knighted Pastures LLC acquired 48,266 Common Shares on November 2, 2021 at a weighted average price of $1.84 per share. These shares were purchased in multiple transactions at prices ranging from $1.64 to $1.90, inclusive.

Knighted Pastures LLC acquired 489,948 Common Shares on November 30, 2021 at a weighted average price of $1.80 per share. These shares were purchased in multiple transactions at prices ranging from $1.64 to $1.85, inclusive.

Knighted Pastures LLC acquired 500,000 Common Shares on December 1, 2021 at a weighted average price of $1.80 per share. These shares were purchased in multiple transactions at prices ranging from $1.69 to $1.89, inclusive.

Knighted Pastures LLC acquired 173,979 Common Shares on December 2, 2021 at a weighted average price of $1.87 per share. These shares were purchased in multiple transactions at prices ranging from $1.73 to $1.90, inclusive.

Knighted Pastures LLC acquired 213,278 Common Shares on December 3, 2021 at a weighted average price of $1.87 per share. These shares were purchased in multiple transactions at prices ranging from $1.83 to $1.90, inclusive.

Knighted Pastures LLC acquired 94,910 Common Shares on December 15, 2021 at a weighted average price of $1.81 per share. These shares were purchased in multiple transactions at prices ranging from $1.72 to $1.89, inclusive.

Knighted Pastures LLC acquired 304,290 Common Shares on December 16, 2021 at a weighted average price of $1.90 per share. These shares were purchased in multiple transactions at prices ranging from $1.85 to $1.90, inclusive.

Knighted Pastures LLC acquired 85,706 Common Shares on December 17, 2021 at a weighted average price of $1.90 per share. These shares were purchased in multiple transactions at prices ranging from $1.89 to $1.90, inclusive.

CUSIP No. 01917019	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2021	/s/ Roy Choi
Roy Choi

Dated: December 23, 2021	Knighted Pastures LLC

/s/ Roy Choi
	Name:	Roy Choi
	Title:	Manager